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1675 BROADWAY

NEW YORK, NEW YORK 10019-5820

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MAIN TELEPHONE
(212) 506-2500
MAIN FAX
(212) 262-1910

REB D. WHEELER
DIRECT DIAL (212) 506-2414
DIRECT FAX (212) 849-5914
rwheeler@mayerbrownrowe.com

03003414

January 28, 2002

SUPPL

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 9, 2002.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

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News

SCHWARZ PHARMA

Antje Witte
Tel: +49 - (0)2173 – 48 – 1866
Fax: +49 - (0)2173 – 48 – 1856
E-Mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Strasse 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

December 9, 2002

KUDCo's Prilosec® Generic Launched in U.S. Market

- Lower cost Prilosec® alternative now available to U.S. consumers
- SCHWARZ PHARMA'S KUDCo to vigorously defend its product and patents
- Prilosec® generic to generate significant sales and earnings

SCHWARZ PHARMA'S wholly-owned subsidiary Kremers Urban Development Co. (KUDCo), announced that it has launched its omeprazole generic, the brand version of which is sold in the United States as Prilosec®. "We are very pleased that, following a very long and arduous process we are now able to make a lower cost alternative available to American consumers," stated Jeff Siefert, President of KUDCo. "Today's launch confirms our ongoing commitment to patients, our customers and to our shareholders."

KUDCo's unique omeprazole formulation is protected by several patents, which KUDCo regards as highly valuable. KUDCo is also currently defending its product against recent claims from two other companies. Dr. Klaus Veitinger, member of the Executive Board for SCHWARZ PHARMA AG, commented that "Unfortunately, such claims and lawsuits have become the norm, when it becomes apparent that a company has such a valuable asset. KUDCo has assured the Board of its confidence in its legal position, and that it will use its full resources and proven abilities to defend vigorously against any such attempts."

The launch includes built-up inventories and will add sales of approximately US$ 150 million for 2002. The company reiterated its current manufacturing capacity of approximately 50% of the current Prilosec® market.

"The success of KUDCo's omeprazole will drive group sales and earnings development in 2002 significantly better than expected," comments Patrick Schwarz-Schütte, Chief Executive Officer SCHWARZ PHARMA AG. "Sales for 2002 should increase by twenty percent to approximately Euro 920 million. We are confident in projecting a 2002 net income in the magnitude of last year's net income, which included a substantial one-time effect. Compared to the 2001 net income adjusted for the one-time effect, we will see an increase of more than 150 percent."

Omeprazole is sold in the U.S. by AstraZeneca under the brand name Prilosec® for the treatment of gastric/duodenal ulcers, gastro-esophageal reflux disease (GERD) and erosive esophagitis. Prilosec® is the second largest selling drug in the U.S., with sales of more than $ 2.2 billion in the first nine month 2002. KUDCo's product is a bioequivalent generic version of AstraZeneca's anti-ulcer drug. KUDCo's formulation is unique and covered by several patents. On October 11, 2002 a U.S. District Court found that KUDCo's formulation of Omeprazole does not infringe AstraZeneca's formulation patents. On November 1st, 2002, in an agreement both ANDRX and Genpharm have relinquished their six-month marketing exclusivity, allowing the FDA to issue final approval for KUDCo's product and thus make a lower cost generic to Prilosec® available to US consumers.

KUDCo is the wholly owned US generic drug business of Schwarz Pharma Inc., Milwaukee, WI, U.S.A. SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on CNS, urology and cardiovascular diseases. In 2001 the company achieved global sales of € 768 million, thereof 70% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's, epilepsy, neuropathic pain and incontinence. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, T: +49-2173-48-1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of Schwarz Pharma AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, changes in regulation affecting Schwarz Pharma AG, the effects future judicial decisions, exchange rate fluctuations and hiring and retention of its employees.